UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTICE TO THE HOLDERS OF LEGACY NOTES ISSUED BY

OI S.A. – IN JUDICIAL REORGANISATION

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V. – IN JUDICIAL REORGANISATION

OI BRASIL HOLDINGS COÖPERATIEF U.A. – IN JUDICIAL REORGANISATION

RIO DE JANEIRO, RJ, BRAZIL, 13 June 2019 – Oi S.A. – In Judicial Reorganisation (the “Company”) announces today the expiration and final results of its previously announced registration procedure for Legacy Noteholders of the following notes to be entered onto a register evidencing their respective entitlements, on an unsecured basis, to receive on a future date or dates payment from the Company in accordance with Section 4.3.6 of the RJ Plan (the “Default Recovery Entitlement”):

(a)

Portugal Telecom International Finance B.V.’s €500,000,000 4.375 per cent. Notes due 2017 (ISIN No.: XS0215828913);

(b)

Portugal Telecom International Finance B.V.’s €750,000,000 5.875 per cent. Notes due 2018 (ISIN No.: XS0843939918);

(c)

Portugal Telecom International Finance B.V.’s €750,000,000 5.00 per cent. Notes due 2019 (ISIN No.: XS0462994343);

(d)

Portugal Telecom International Finance B.V.’s €1,000,000,000 4.625 per cent. Notes due 2020 (ISIN No.: XS0927581842);

(e)

Portugal Telecom International Finance B.V.’s €500,000,000 4.5 per cent. Notes due 2025 (ISIN No.: XS0221854200);

(f)

Oi Brasil Holdings Coöperatief U.A.’s €600,000,000 5.625 per cent. Senior Notes due 2021 (ISIN No.: 144A: XS1245245045 and Reg. S: XS1245244402);

(g)

Oi Brasil Holdings Coöperatief U.A.’s U.S.$1,500,000,000 5.75 per cent. Senior Notes due 2022 (CUSIP/ISIN No.: 144A: 10553M AD3/US10553MAD39 and Reg. S: P18445 AG4/USP18445AG42);

(h)

Oi S.A.’s €750,000,000 5.125 per cent. Notes due 2017 (ISIN No.: XS0569301327);

(i)

Oi S.A.’s U.S.$750,000,000 9.500 per cent. Notes due 2019 (CUSIP/ISIN No.: 144A: US87944LAD10/87944LAD1 and Reg. S: USP9037HAK97/P9037HAK9);

(j)

Oi S.A.’s BRL1,100,000,000 9.75 per cent. Notes due 2016 (CUSIP/ISIN No.: 144A: 10553MAC5/US10553MAC55 and Reg S: P18445AF6/USP18445AF68); and

(k)

Oi S.A.’s U.S.$1,000,000,000 5.500 per cent. Notes due 2020 (CUSIP/ISIN No.: 144A: 87944LAE9/US87944LAE92, Reg S: P9037HAL7/USP9037HAL70 and US87944LAF67) (together, the “Legacy Notes”).

Capitalised terms used herein but not defined in this notice shall have the meanings given in the information memorandum dated 20 May 2019 (the “Information Memorandum”).

The initial deadline for Legacy Noteholders to elect to register as Default Recovery Entitlement Beneficiaries in connection with the Default Recovery Registration Procedures detailed in the Information Memorandum expired at 10:00 a.m. (London time) on 6 June 2019 (the “Initial Electronic Instruction Expiration Date”).

The Company hereby announces that as of Initial Electronic Instruction Expiration Date, Legacy Noteholders holding U.S.$206,240,000, EUR €289,510,000 and BRL 52,076,000 in principal represented by the outstanding Legacy Notes validly registered as Default Recovery Entitlement Beneficiaries in accordance with the Default Recovery Registration Procedures detailed in the Information Memorandum applicable to the Legacy Notes.

Furthermore, this notice is a reminder of the procedure following 14 June 2019 (the “Cancellation Date”) for (a) Legacy Noteholders who submitted a valid Electronic Instruction, and (b) for Legacy Noteholders whose submission was invalid or who failed to make a submission prior to the Initial Electronic Instruction Deadline, in accordance with the Information Memorandum.

(i)              Legacy Noteholders who submitted a valid Electronic Instruction

Legacy Noteholders that submitted valid Electronic Instructions will not need to take any further action in respect of their Default Recovery Entitlement. Such Legacy Noteholders should now access their Acceptance Notice/s on the “My Entitlements” page of the Default Recovery Website and the positions of such Legacy Noteholders shall be marked down on the Cancellation Date.

(ii)              Legacy Noteholders whose submission was invalid or who failed to make a submission prior to the Initial Electronic Instruction Deadline

Legacy Noteholders who failed to submit a valid Electronic Instruction and /or a valid Default Recovery Website Submission will have a further opportunity to submit an Electronic Instruction and/ or make a Default Recovery Website Submission (see “Submission of Electronic Instructions following the Cancellation Date” in the Information Memorandum).

On the Cancellation Date the common depositary (in respect of the Series of Legacy Notes held through Euroclear and Clearstream, Luxembourg) and the relevant Trustee (in respect of the Series of Legacy Notes held through DTC) shall arrange for the relevant Legacy Notes to be cancelled and such Legacy Noteholders’ accounts shall be credited with a technical receipt represented by an identification code (in the case of Euroclear and Clearstream, Luxembourg) (a “Technical ISIN”) and a technical receipt represented by an escrow identification code (in the case of DTC (an “Escrow CUSIP”).

Each Legacy Noteholder that has not been registered in the Default Recovery Entitlement Register is now required to make a Default Recovery Website Submission and deliver its Electronic Instructions (in compliance with the procedure set out in the “Submission of Electronic Instructions prior to the Initial Electronic Instruction Deadline” section in the Information Memorandum) to the Information and Tabulation Agent by the relevant Monthly Electronic Instruction Deadline provided as follows (each a “Monthly Electronic Instruction Deadline Date”):

Monthly Electronic Instruction Launch Date	Monthly Electronic Instruction Deadline Date	Monthly Electronic Instruction Cancellation Date
on or about 17 June 2019	10:00am (London time) on 5 July 2019	12 July 2019
on or about 15 July 2019	10:00am (London time) on 9 August 2019	16 August 2019
on or about 19 August 2019	10:00am (London time) on 6 September 2019	13 September 2019
on or about 16 September 2019	10:00am (London time) on 4 October 2019	11 October 2019
on or about 14 October 2019	10:00am (London time) on 8 November 2019	15 November 2019
on or about 18 November 2019	10:00am (London time) on 6 December 2019	13 December 2019

A new Electronic Instruction will need to be submitted on the relevant Technical ISIN and /or Escrow CUSIP prior to the relevant Monthly Electronic Instruction Deadline Date.

As soon as practicable following the registration of a Default Recovery Entitlement Beneficiary on the Default Recovery Entitlement Register, the Company shall publish an Acceptance Notice on the Default Recovery Website. Legacy Noteholders may access their Acceptance Notices on the “My Entitlements” page of the Default Recovery Website.

On the relevant Monthly Electronic Instruction Cancellation Date, the positions of any Legacy Noteholders represented by a technical receipt that delivered valid Electronic Instructions prior to the relevant Monthly Electronic Instruction Deadline Date shall be marked down.

(iii)           Legacy Noteholders that fail to submit a valid Electronic Instruction on or before 10:00 am (London time) on 6 December 2019

Following the Expiry Date, Legacy Noteholders that wish to deliver an instruction must submit a Manual Instruction in accordance with the applicable procedure detailed in the Information Memorandum (see “The Default Recovery Registration Procedure – Submission of Manual Instructions”).

For the avoidance of doubt, all outstanding Technical ISINs and Escrow CUSIPs will be cancelled on the Expiry Date and the Legacy Noteholders’ option to submit Electronic Instructions will no longer be available.

Questions and requests for assistance may be directed to the Information and Tabulation Agent, who may be contacted via email at OiDefaultRecovery@dfkingltd.com or at their offices located at: 48 Wall Street, 22nd Floor, New York, New York 10005, United States, and 65 Gresham Street, London EC2V 7NQ, United Kingdom.

The Information Memorandum, as well as other relevant notices and documents, will also be available on the Default Recovery Website at https://defaultrecovery.dfkingltdevents.com.

Disclaimer

This notice must be read in conjunction with the Information Memorandum. This notice and the Information Memorandum contain important information which must be read carefully. If you are in any doubt, it is recommended that you seek your own legal, tax and financial advice, including as to any tax consequences, from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. None of the Information and Tabulation Agent, Trustee or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation to the Legacy Noteholders.

The distribution of this notice and the Information Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this notice and/or the Information Memorandum comes are required by each of Oi, the RJ Debtors and the Information and Tabulation Agent to inform themselves about, and to observe, any such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer